UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

North American Energy Partners Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

656844 10 7
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 656844 10 7

1	NAME OF REPORTING PERSON FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,975,754
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,975,754
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,975,754
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 656844 10 7

1	NAME OF REPORTING PERSON FRONTFOUR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 928,095
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 928,095
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 928,095
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 656844 10 7

1	NAME OF REPORTING PERSON FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 171,431
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 171,431
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,431
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) LESS THAN 1%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 656844 10 7

1	NAME OF REPORTING PERSON FRONTFOUR OPPORTUNITY FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 171,431
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 171,431
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,431
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) LESS THAN 1%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 656844 10 7

1	NAME OF REPORTING PERSON STEPHEN LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,200
	6	SHARED VOTING POWER 2,147,185
	7	SOLE DISPOSITIVE POWER 16,200
	8	SHARED DISPOSITIVE POWER 2,147,185
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,163,385
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 656844 10 7

1	NAME OF REPORTING PERSON DAVID LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,147,185
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,147,185
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,147,185
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 656844 10 7

1	NAME OF REPORTING PERSON ZACHARY GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,147,185
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,147,185
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,147,185
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 656844 10 7

Item 1(a).	Name of Issuer:

North American Energy Partners Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Zone 3, Acheson Industrial Area
2-53016 Highway 60
Acheson, Alberta
Canada T7X 5A7

Item 2(a).	Name of Person Filing:

This statement is filed by:

•	FrontFour Capital Group LLC, a limited liability company formed under the laws of the State of Delaware (“FrontFour Capital”);

•	FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands (“Master Fund”);

•	FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp.”);

•	FrontFour Opportunity Fund Ltd., a mutual fund trust formed under the laws of British Columbia, Canada (the “Canadian Fund”);

•	Stephen Loukas (“Mr. Loukas”);

•	David Lorber (“Mr. Lorber”); and

•	Zachary George (“Mr. George”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

FrontFour Capital serves as the investment manager of the Master Fund and of accounts it separately manages (the “Separately Managed Accounts”).  Messrs. Loukas, Lorber and George are the managing members and principal owners of FrontFour Capital.  By virtue of these relationships, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Issuer’s Common Shares directly owned by the Master Fund and the Separately Managed Accounts.

FrontFour Corp. serves as the investment manager of the Canadian Fund.  Messrs. Loukas, Lorber and George are the principal owners of FrontFour Corp.  By virtue of these relationships, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Issuer’s Common Shares directly owned by the Canadian Fund.

CUSIP NO. 656844 10 7

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of FrontFour Capital and Messrs. Loukas, Lorber and George is 68 Southfield Avenue, 2 Stamford Landing, Suite 290, Stamford, CT 06902.

The principal business address of the Master Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

The principal business address of each of FrontFour Corp. and the Canadian Fund is 2600-1075 West Georgia Street, Vancouver, British Columbia V6E 3C9.

Item 2(c).	Citizenship:

Each of Messrs. Loukas, Lorber and George is a citizen of the United States of America.

FrontFour Capital is a limited liability company formed under the laws of the State of Delaware.

The Master Fund is an exempted company formed under the laws of the Cayman Islands.

FrontFour Corp. is a corporation formed under the laws of British Columbia, Canada.

The Canadian Fund is a mutual fund trust formed under the laws of British Columbia, Canada.

Item 2(d).	Title of Class of Securities:

Common Shares (the “Shares”).

Item 2(e).	CUSIP Number:

656844 10 7

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/ /	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/X/	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

CUSIP NO. 656844 10 7

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of December 31, 2012.

(a)	Amount beneficially owned:

The Master Fund directly owns 928,095 Shares.  The Separately Managed Accounts directly own 1,047,659 Shares.  By virtue of their relationships with the Master Fund and the Separately Managed Accounts discussed in further detail in Item 2, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by the Master Fund and the Separately Managed Accounts.

The Canadian Fund directly owns 171,431 Shares.  By virtue of their relationships with the Canadian Fund discussed in further detail in Item 2, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by the Canadian Fund.

Mr. Loukas directly owns an additional 16,200 Shares.

This Schedule 13G reports an aggregate of 2,163,385 Shares.  The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)	Percent of class:

The following ownership percentages are based on 36,251,006 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2012 as reported in the Issuer’s interim consolidated financial statements for the three and nine months ended December 31, 2012 filed with the Securities and Exchange Commission on February 5, 2013.

The 928,095 Shares directly owned by the Master Fund represent approximately 2.6% of the outstanding Shares.  The 1,047,659 Shares directly owned by the Separately Managed Accounts represent approximately 2.9% of the outstanding Shares.  By virtue of its relationship with the Master Fund and the Separately Managed Accounts discussed in further detail in Item 2, FrontFour Capital may be deemed to beneficially own 1,975,754 Shares, representing approximately 5.5% of the outstanding Shares.

CUSIP NO. 656844 10 7

The 171,431 Shares directly owned by the Canadian Fund represent less than 1% of the outstanding Shares.  By virtue of its relationship with the Canadian Fund discussed in further detail in Item 2, FrontFour Corp. may be deemed to beneficially own 171,431 Shares, representing less than 1% of the outstanding Shares.

By virtue of their relationships with each of the Master Fund, the Separately Managed Accounts and the Canadian Fund discussed in further detail in Item 2, each of Messrs. Loukas, Lorber and George may be deemed to beneficially own 2,147,185 Shares, representing approximately 5.9% of the outstanding Shares.  Mr. Loukas directly owns an additional 16,200 Shares, which, together with the 2,147,185 Shares he may also be deemed to beneficially own, represent approximately 6.0% of the outstanding Shares.

This Schedule 13G reports an aggregate of 2,163,385 Shares, representing approximately 6.0% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Mr. Loukas has the sole power to vote or direct the vote of the 16,200 Shares he directly owns.

(ii)	Shared power to vote or to direct the vote

The Master Fund, FrontFour Capital and each of Messrs. Loukas, Lorber and George share the power to vote or direct the vote of the 928,095 Shares directly owned by the Master Fund.

FrontFour Capital and each of Messrs. Loukas, Lorber and George share the power to vote or direct the vote of the 1,047,659 Shares directly owned by the Separately Managed Accounts.

The Canadian Fund, FrontFour Corp. and each of Messrs. Loukas, Lorber and George share the power to vote or direct the vote of the 171,431 Shares directly owned by the Canadian Fund.

(iii)	Sole power to dispose or to direct the disposition of

Mr. Loukas has the sole power to dispose or direct the disposition of the 16,200 Shares he directly owns.

(iv)	Shared power to dispose or to direct the disposition of

The Master Fund, FrontFour Capital and each of Messrs. Loukas, Lorber and George share the power to dispose or direct the disposition of the 928,095 Shares directly owned by the Master Fund.

FrontFour Capital and each of Messrs. Loukas, Lorber and George share the power to dispose or direct the disposition of the 1,047,659 Shares directly owned by the Separately Managed Accounts.

The Canadian Fund, FrontFour Corp. and each of Messrs. Loukas, Lorber and George share the power to dispose or direct the disposition of the 171,431 Shares directly owned by the Canadian Fund.

CUSIP NO. 656844 10 7

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 656844 10 7

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	FrontFour Master Fund, Ltd.

	By:	FrontFour Capital Group LLC as Investment Manager

	By:	/s/ David A. Lorber
		Name:	David A. Lorber
		Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund Ltd.

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	President

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	President

/s/ Stephen Loukas
Stephen Loukas

/s/ David A. Lorber
David Lorber

/s/ Zachary George
Zachary George